Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2019 RESULTS

Backlog of orders at $10.0 billion; Revenues of $4.51 billion; Non-GAAP net income of $297.8 million; GAAP net income of $227.9 million;
Non-GAAP net EPS of $6.79; GAAP net EPS of $5.20

Haifa, Israel, March 25, 2020 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2019.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 6 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

“We are pleased with the solid revenue growth across all our major end-markets in 2019 and a record backlog that grew by 7% to over $10 billion for the first time.

To date we have not experienced a material impact on our ongoing business from the Covid-19 pandemic. However, we continue to monitor the situation, including its macro-economic impacts, and have initiated a series of measures to protect our employees while maintaining our ongoing commitments to our customers.

Looking forward into 2020 and beyond, Elbit Systems is a strong and stable business, with a healthy balance sheet and a broad long-term backlog that should support our globally diversified sales.”

Acquisition of Elbit Night Vision

On September 2019, we completed the acquisition of the night vision business of L3Harris Technologies (the Night Vision Business) for a purchase price of approximately $350 million. Located in Roanoke, Virginia, the Night Vision Business is engaged in the development, production and supply of night vision technology for the U.S. and allied military and security forces and for the U.S. federal homeland security market. Following the acquisition, the Night Vision Business operates as Elbit Night Vision ("ENV"). The financial results of ENV were included in our consolidated reports commencing the date of the acquisition.

In the fourth quarter of 2019, following the completion of the acquisition of ENV we recorded expenses of $55 million in our Cost of Revenues. These expenses were mainly related to inventory write-offs. The expenses were eliminated in the non-GAAP results due to their non-recurring nature.

Earning Release

Fourth quarter 2019 results:

Revenues in the fourth quarter of 2019 were $1,321.5 million, as compared to $1,077.8 million in the fourth quarter of 2018. Growth in the quarter was driven by the contributions of ENV and IMI Systems Ltd. ("IMI"), as well as growth in our legacy businesses.

Non-GAAP(*) gross profit amounted to $345.8 million (26.2% of revenues) in the fourth quarter of 2019, as compared to $306.7 million (28.5% of revenues) in the fourth quarter of 2018. GAAP gross profit in the fourth quarter of 2019 was $284.3 million (21.5% of revenues), as compared to $234.9 million (21.8% of revenues) in the fourth quarter of 2018. The gross profit in the fourth quarter of 2019 and 2018 included expenses of $55.0 and $66.6 million, respectively, related to the acquisition of ENV in 2019 and IMI in 2018.

Research and development expenses, net were $97.6 million (7.4% of revenues) in the fourth quarter of 2019, as compared to $73.0 million (6.8% of revenues) in the fourth quarter of 2018.

Marketing and selling expenses, net were $80.5 million (6.1% of revenues) in the fourth quarter of 2019, as compared to $73.5 million (6.8% of revenues) in the fourth quarter of 2018.

General and administrative expenses, net were $46.4 million (3.5% of revenues) in the fourth quarter of 2019, as compared to $49.8 million (4.6% of revenues) in the fourth quarter of 2018. The lower level of general and administrative expenses in the fourth quarter of 2019 resulted mainly from income related to settlement of litigation in the U.S.

Non-GAAP(*) operating income was $125.4 million (9.5% of revenues) in the fourth quarter of 2019, as compared to $112.5 million (10.4% of revenues) in the fourth quarter of 2018. GAAP operating income in the fourth quarter of 2019 was $63.6 million (4.8% of revenues), as compared to $38.6 million (3.6% of revenues) in the fourth quarter of 2018. GAAP operating income in the fourth quarter of 2019 and 2018 were reduced by $55 and $66.6 million, respectively, due to expenses related to the acquisitions of ENV and IMI.

Financial expenses, net were $16.4 million in the fourth quarter of 2019, as compared to $14.9 million in the fourth quarter of 2018. The increase in financial expenses in the fourth quarter of 2019 was mainly a result of the revaluation of lease liabilities.

Other expenses net were $1.6 million in the fourth quarter of 2019, as compared to $6.4 million in the fourth quarter of 2018. Other expenses in the fourth quarter of 2018 included expenses of $2.7 million related to the acquisitions of IMI.

Taxes on income were a tax benefit of $9.1 million in the fourth quarter of 2019, as compared to a tax expense of $3.9 million in the fourth quarter of 2018. The tax benefit in the fourth quarter of 2019 was related mainly to adjustments for prior years following tax assessments in the Company and some of its subsidiaries in Israel.

The net losses of affiliated companies and partnerships was $3.5 million in the fourth quarter of 2019, as compared to $11.4 million the fourth quarter of 2018. The loss in the fourth quarter of 2018 was mainly a result of a fair value re-evaluation of holdings in an affiliated company.

Net losses attributable to non-controlling interests was a loss of $0.3 million in the fourth quarter of 2019, as compared to income of $0.9 million in the fourth quarter of 2018.

* see page 6

Earning Release

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2019 was $109.3 million (8.3% of revenues), as compared to $84.0 million (7.8% of revenues) in the fourth quarter of 2018. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2019 was $51.5 million (3.9% of revenues), as compared to $1.1 million (0.1% of revenues) in the fourth quarter of 2018.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.47 for the fourth quarter of 2019, as compared to $1.96 for the fourth quarter of 2018. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2019 were $1.16, as compared to $0.03 in the fourth quarter of 2018.

Full year 2019 results:

Revenues for the year ended December 31, 2019 were $4,508.4 million, as compared to $3,683.7 million in the year ended December 31, 2018.

For distribution of revenues by areas of operation and by geographic regions see the tables on page 16.

The leading contributors to revenue growth were the airborne systems and land systems areas of operation. The increase in revenues in the airborne systems area of operation was primarily due to increased sales of commercial avionics equipment in the U.S. of a subsidiary that was acquired in the second quarter of 2018. Additionally there was an increase of sales in the U.S. of military avionic equipment for airborne platforms. Revenues from land systems increased primarily due to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe and the revenues of IMI to Israel.

On a geographic basis, the increase in North America was mainly a result of higher sales of airborne systems and revenues of commercial avionics and programs for military airborne platforms. The increase in Israel was mainly a result of revenues of IMI. The increase in Asia-Pacific was mainly a result of higher sales of remote weapon systems, radios and artillery systems.

Cost of revenues for the year ended December 31, 2019 was $3,371.9 million (74.8% of revenues), as compared to $2,707.5 million (73.5% of revenues) in the year ended December 31, 2018. Cost of revenues in 2019 and 2018 included expenses of $55.0 and $66.6 million, respectively, related to the acquisition of ENV in 2019 and of IMI in 2018.

Non-GAAP(*) gross profit for the year ended December 31, 2019 was $1,213.5 million (26.9% of revenues), as compared to $1,061.9 million (28.8% of revenues) in the year ended December 31, 2018. GAAP gross profit in 2019 was $1,136.5 million (25.2% of revenues), as compared to $976.2 million (26.5% of revenues) in 2018. The decline in 2019 gross margins relative to 2018 was due to a less favorable sales mix and a lower gross margin at IMI.

Research and development expenses, net for the year ended December 31, 2019 were $331.8 million (7.4% of revenues), as compared to $287.4 million (7.8% of revenues) in the year ended December 31, 2018.

Marketing and selling expenses, net for the year ended December 31, 2019 were $301.4 million (6.7% of revenues), as compared to $281.0 million (7.6% of revenues) in the year ended December 31, 2018.

* see page 6

Earning Release

General and administrative expenses, net for the year ended December 31, 2019 were $214.7 million (4.8% of revenues), as compared to $160.3 million (4.4% of revenues) in the year ended December 31, 2018. The higher level of general and administrative expenses in 2019 was mainly a result of consolidation of expenses in subsidiaries that were acquired in 2018 and 2019, which was partly offset by income related to settlement of litigation in the U.S.

Other operating income, net for the year ended December 31, 2019 amounted to $33.0 million as compared to $45.4 million for the year ended December 31, 2018. Other operating income in 2019 was mainly a result of a capital gain related to the sale and lease back of buildings by a subsidiary in Israel. Other operating income in 2018 was the result of net gains related to deconsolidation of two of our Israeli subsidiaries in the commercial cyber and medical instrumentation areas, due to third party investments.

Non-GAAP(*) operating income for the year ended December 31, 2019 was $379.7 million (8.4% of revenues), as compared to $340.7 million (9.2% of revenues) in the year ended December 31, 2018. GAAP operating income in 2019 was $321.6 million (7.1% of revenues), as compared to $292.8 million (7.9% of revenues) in 2018.

Financial expenses, net for the year ended December 31, 2019 were $69.1 million, as compared to $44.1 million in the year ended December 31, 2018. Financial expenses, net in 2019 included exchange rate differences of approximately $23.1 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

Other expenses, net were $6.2 million in 2019 as compared to $11.4 million in 2018. Other expenses in 2018 included write-off impairment of $7.8 million in investments in two affiliated Israeli companies. Other expenses in 2019 were mainly due to the non-service cost components of pension plans, in accordance with ASU 2017-07.

Taxes on income for the year ended December 31, 2019 were $19.4 million (effective tax rate of 7.9%), as compared to $26.4 million (effective tax rate of 11.1%) in the year ended December 31, 2018. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income that is not part of the taxable income mainly related to non-cash items such as impairment of assets. Taxes on income in 2019 were reduced by a tax benefit related to adjustments for prior years following a tax settlement of the Company and some of its subsidiaries in Israel with Israeli tax authorities.

Equity in net earnings (losses) of affiliated companies and partnerships for the year ended December 31, 2019 was income of $1.8 million (0.1% of revenues), as compared to equity in net losses of $2.2 million (0.1% of revenues) in the year ended December 31, 2018. The loss in 2018 was mainly a result of a $9.7 million re-evaluation of the fair value of an investment in an affiliated company.

Net income attributable to non-controlling interests for the year ended December 31, 2019 was $0.8 million, as compared to $1.9 million in the year ended December 31, 2018.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2019 was $297.8 million (6.6% of revenues), as compared to $267.5 million (7.3% of revenues) in the year ended December 31, 2018. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2019 was $227.9 million (5.1% of revenues), as compared to $206.7 million (5.6% of revenues) in the year ended December 31, 2018.

* see page 6

Earning Release

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2019 were $6.79, as compared to $6.25 for the year ended December 31, 2018. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2019 were $5.20, as compared to $4.83 in the year ended December 31, 2018.

Backlog of orders for the year ended December 31, 2019 totaled $10,029 million, as compared to $9,399 million as of December 31, 2018. Approximately 61% of the current backlog is attributable to orders from outside Israel. Approximately 65% of the current backlog is scheduled to be performed during 2020 and 2021.

Operating cash flow used in the year ended December 31, 2019 was $53.3 million, as compared to $191.7 million net cash provided in the year ended December 31, 2018. The lower level of operating cash flow in 2019 was mainly a result of lower collection of receipts and advances received from customers mainly in Israel.

Adoption of new standards:

1.
On January 1, 2019, the Company adopted ASC 842 and elected the available practical expedient to recognize the cumulative effect of initially adopting ASC 842 as an adjustment to the opening balance sheet of the period of adoption (i.e., January 1, 2019). The Company also elected the other available practical expedients, and will not separate lease components from non-lease components, and will not reassess whether contracts are or contain leases, lease classification, or initial direct costs for existing leases as of January 1, 2019. Only the minimum lease payments in accordance with ASC 840 were included in the calculation of the right-of-use ("ROU") and liability for existing leases as of January 1, 2019. The condensed consolidated balance sheets and results from operations for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under ASC 840.

The adoption of this new standard materially affected the Company's consolidated balance sheets by recognizing new ROU assets and lease liabilities for operating leases.

As part of the implementation efforts, the Company implemented a new lease accounting system including the requirement to provide significant disclosures about the Company's leasing activities.

2.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326)-Measurement of Credit Losses on Financial Instruments. This guidance replaces the current incurred loss impairment methodology. Under the new guidance, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. The guidance will be effective beginning on January 1, 2020, including interim periods within that year and requires a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Under the modified retrospective method of adoption, prior year reported results are not restated.

The Company has analyzed the impact of its financial instruments that are within the scope of this guidance, and believes that the cumulative adjustment to retained earnings will have an immaterial effect on its consolidated financial statements.

* see page 6

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

GAAP gross profit	$284.3	$234.9	$1,136.5	$976.2
Adjustments:
Amortization of purchased intangible assets	6.5	5.2	22.0	19.1
Expenses related to acquisition	55.0	66.6	55.0	66.6
Non-GAAP gross profit	$345.8	$306.7	$1,213.5	$1,061.9
Percent of revenues	26.2%	28.5%	26.9%	28.8%

GAAP operating income	$63.6	$38.6	$321.6	$292.8
Adjustments:
Amortization of purchased intangible assets	10.6	7.1	36.1	26.5
Expenses related to acquisition	55.0	66.8	55.0	66.8
Capital gain	(3.8)	—	(31.8)	—
Changes in holdings	—	—	(1.2)	(45.4)
Non-GAAP operating income	$125.4	$112.5	$379.7	$340.7
Percent of revenues	9.5%	10.4%	8.4%	9.2%

GAAP net income attributable to Elbit Systems’ shareholders	$51.5	$1.1	$227.9	$206.7
Adjustments:
Amortization of purchased intangible assets	10.6	7.1	36.1	26.5
Expenses related to acquisition	55.0	66.8	55.0	66.8
Capital gain	(3.8)	—	(31.8)	—
Changes in holdings	—	—	(1.2)	(45.4)
Impairment of investments	3.7	12.4	3.7	17.6
Revaluation of investment measured under fair value option	(3.7)	—	(8.3)	—
Non-operating foreign loss	2.5	2.2	24.6	3.4
Tax effect and other tax items, net	(6.5)	(5.6)	(8.2)	(8.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$109.3	$84.0	$297.8	$267.5
Percent of revenues	8.3%	7.8%	6.6%	7.3%

GAAP diluted net EPS	$1.16	$0.03	$5.20	$4.83
Adjustments, net	1.31	1.93	1.59	1.42
Non-GAAP diluted net EPS	$2.47	$1.96	$6.79	$6.25

Earning Release

Recent Events:

On December 16, 2019, the Company announced that following a contract signed between the Israeli Ministry of Defense ("IMOD") and the Ministry of Defense of Montenegro, the Company was awarded a contract of approximately $35 million, to supply the Montenegrin Armed Forces with Remote Controlled Weapon Stations (“RCWS”) for the new Oshkosh Defense 4X4 Joint Light Tactical Vehicles (“JLTV”). In this contract Elbit Systems will perform full integration of the RCWS onboard the JLTV over a three-year period and will provide logistic support for a seven-year period.

On December 19, 2019, the Company announced, further to its announcement of June 26, 2019, that it received payment in the amount of $33 million as full and final settlement under a settlement agreement with Hughes Network Systems, LLC, of litigation in the U.S. Federal Courts for infringement of an Elbit Systems’ patent relating to high-speed satellite communications.

On December 22, 2019, the Company announced that it was awarded an approximately $65 million follow-on contract from the Dutch Ministry of Defence to supply additional soldier systems to the Armed Forces of the Netherlands, as part of the VOSS program (the Dutch program for improved operational soldier systems). The contract will be performed over a two-year period.

On January 1, 2020, the Company announced that it was awarded a contract by the Production and Procurement Directorate of the IMODvalued at approximately $144 million (approximately NIS 500 million) for the supply of small caliber ammunition to the Israeli Defense Forces. This five-year contract, work on which will commence in 2021, will be a continuation of the existing multi-year contract with the IMOD.

On January 7, 2020, the Company announced that it was awarded an initial contract from the Production and Procurement Directorate of the IMOD valued at approximately $31 million (NIS 109 million), to provide Iron Fist Active Protection Systems for the Eitan Armored Fighting Vehicles of the Israeli Defense Forces. The contract will be performed over a five-year period.

On February 6, 2020, the Company announced the completion of its review of certain expenses and expected synergies resulting from the acquisition by its subsidiary, Elbit Systems of America LLC, of the Night Vision business of L3Harris Technologies (NYSE:LHX) . The Company expects to record in the fourth quarter of 2019 expenses relating to the acquisition estimated in the amount of approximately $55 million. These expenses will be recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and will be eliminated in the Non-GAAP results due to the non-recurring nature of the expense. The overall impact of these expenses on the financial results for the fourth quarter of 2019 will be included in the Company’s report for the quarter, which is planned to be released in March 2020.

On February 6, 2020, the Company announced that it was awarded a $43 million contract from Hanwha Systems Co. Ltd. (272210:Korea SE) to equip the Next Generation Korean fighter jets in development, with embedded Terrain Following-Terrain Avoidance (TF/TA) systems. The contract will be performed over a six-year period.

On February 10, 2020, the Company announced that it was awarded contracts worth approximately $136 million to provide customers in Asia-Pacific with airborne laser Direct Infra-Red Counter Measure systems. The contracts will be performed over a four-year period.

On February 18, 2020, the Company announced that it was awarded an approximately $670 million contract to supply defense solutions to a country in Asia-Pacific. The contract will be performed over a 25-month period.

Earning Release

On February 24 , 2020, the Company announced that Midroog Ltd., the Israeli rating agency, issued its monitoring report regarding the Series "A" Notes, issued by the Company in 2010 and in 2012 (the "Notes") and reaffirmed the Notes' "Aa1.il" (on a local scale) rating with negative rating outlook.

On February 27, 2020, the Company announced that at its Extraordinary General Meeting of Shareholders held on February 26, 2020, at the Company's offices in Haifa, the proposed resolution described in the Proxy Statement to the Shareholders dated January 22, 2020 and described below, was approved by the required majority:
“To approve an amendment to the Company’s compensation policy to increase the maximum coverage that the Company is authorized to procure under, and the maximum annual premium that the Company is authorized to pay for, policies of directors and officers liability insurance.”

On March 9, 2020, the Company announced that the U.S. Air Force has awarded its subsidiary, Elbit Systems of America LLC., a firm-fixed-price contract with a ceiling of approximately $471 million over a 10-year period, to equip F-16 aircraft of the U.S. Air National Guard and Air Force Reserve Command, with pylon-based infrared missile warning systems. The contract includes an initial order valued at approximately $17 million. The work will be performed in Fort Worth, Texas.

On March 15, 2020, the Company announced further to the Company’s announcement dated March 27, 2019, that its U.S. subsidiary, Elbit Systems of America, LLC, was awarded a $200 million contract as part of the IMOD automatic self-propelled howitzer gun systems program. The contract will be performed over a 12-year period.

On March 18, 2020, the Company announced that at its Extraordinary General Meeting of Shareholders (the
"Meeting") held on March 17, 2020, at the Company's offices in Haifa, the proposed resolution described in the Proxy Statement to the Shareholders dated February 11, 2020, and described below, was approved by the required majority: “To elect Mr. Moshe Kaplinsky as an External Director of the Company for a first three-year term commencing on the close of the Meeting.”

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the fourth quarter of 2019. The dividend’s record date is April 6, 2020. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 20, 2020, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 25, 2020, at 09:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
Canada Dial-in Number: 1-866-485-2399
UK Dial-in Number: 0-800-917-5108
ISRAEL Dial-in Number: 03-918- 0610
INTERNATIONAL Dial-in Number: 972-3- 918- 0610

at 9:00am Eastern Time; 6:00am Pacific Time; 1:00pm UK Time; 3:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-326-9310 (US and Canada) or +972-3- 925- 5921 (Israel and International)

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

Earning Release

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31,
	2019	2018
	Audited
Assets
Cash and cash equivalents	$221,060	$208,479
Short-term bank deposits and restricted deposits	2,213	16,447
Trade and unbilled receivables and contract assets, net	2,067,846	1,712,915
Other receivables and prepaid expenses	160,728	199,148
Inventories, net	1,219,920	1,141,996
Total current assets	3,671,767	3,278,985

Investments in affiliated companies, partnerships and other companies	201,574	196,180
Long-term trade and unbilled receivables and contract assets	259,150	297,145
Long-term bank deposits and other receivables	58,076	42,962
Premises evacuation grants	—	365,436
Deferred income taxes, net	89,452	42,804
Severance pay fund	287,104	278,732
	895,356	1,223,259

Operating lease right of use assets	365,763	—
Property, plant and equipment, net	766,532	686,620
Goodwill and other intangible assets, net	1,635,940	1,261,921
Total assets	$7,335,358	$6,450,785

Liabilities and Equity
Short-term bank credit and loans	$208,399	$208,821
Current maturities of long-term loans and Series A Notes	199,882	62,546
Operating lease liability	62,565	—
Trade payables	926,338	776,100
Other payables and accrued expenses	1,052,080	1,081,992
Contract liabilities (customer advances)	723,581	780,994
	3,172,845	2,910,453

Long-term loans, net of current maturities	440,124	467,649
Series A Notes, net of current maturities	—	56,303
Employee benefit liabilities	836,535	736,798
Deferred income taxes and tax liabilities, net	114,419	78,677
Contract liabilities (customer advances)	62,830	175,890
Operating lease liability	323,287	—
Other long-term liabilities	225,478	170,607
	2,002,673	1,685,924

Elbit Systems Ltd.'s equity	2,141,406	1,832,453
Non-controlling interests	18,434	21,955
Total equity	2,159,840	1,854,408
Total liabilities and equity	$7,335,358	$6,450,785

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2019	2018	2019	2018
	Audited		Unaudited
Revenues	$4,508,400	$3,683,684	$1,321,506	$1,077,840
Cost of revenues	3,371,933	2,707,505	1,037,211	842,988
Gross profit	1,136,467	976,179	284,295	234,852

Operating expenses:
Research and development, net	331,757	287,352	97,631	72,986
Marketing and selling, net	301,400	281,014	80,484	73,455
General and administrative, net	214,749	160,348	46,363	49,767
Other operating income, net	(33,049)	(45,367)	(3,785)	—
Total operating expenses	814,857	683,347	220,693	196,208

Operating income	321,610	292,832	63,602	38,644

Financial expenses, net	(69,072)	(44,061)	(16,357)	(14,919)
Other expense, net	(6,243)	(11,449)	(1,625)	(6,386)
Income before income taxes	246,295	237,322	45,620	17,339
Taxes on income	(19,414)	(26,445)	9,129	(3,902)
	226,881	210,877	54,749	13,437
Equity in net earnings (losses) of affiliated companies and partnerships	1,774	(2,222)	(3,498)	(11,362)
Net income	$228,655	$208,655	$51,251	$2,075

Less: net income attributable to non-controlling interests	(798)	(1,917)	265	(948)
Net income attributable to Elbit Systems Ltd.'s shareholders	$227,857	$206,738	$51,516	$1,127

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.20	$4.83	$1.17	$0.03
Diluted net earnings per share	$5.20	$4.83	$1.16	$0.03

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	43,787	42,789	44,198	42,789
Diluted earnings per share (in thousands)	43,848	42,789	44,287	42,789

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2019	2018
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,655	$208,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	137,146	118,205
Write-off impairment	3,692	13,334
Stock-based compensation	3,994	1,387
Amortization of Series A Notes discount (premium) and related issuance costs, net	(93)	(92)
Deferred income taxes and reserve, net	(15,059)	13,724
Loss (gain) on sale of property, plant and equipment	(34,154)	2,080
Gain on sale of investment, remeasurement of investment held under fair value method and deconsolidation of subsidiary	(7,928)	(41,822)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	8,526	17,929
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(267,924)	(89,099)
Increase in inventories, net	(55,841)	(117,221)
Increase (decrease) in trade payables and other payables and accrued expenses	115,621	(89,956)
Severance, pension and termination indemnities, net	4,629	(31,363)
Increase (decrease) in contract liabilities (customer advances)	(174,582)	185,898
Net cash provided by (used for) operating activities	(53,318)	191,659
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(137,604)	(102,301)
Acquisition of subsidiaries and business operations	(357,144)	(504,447)
Proceeds from premises evacuation grants	344,913	—
Investments in affiliated companies and other companies	(8,567)	(7,538)
Deconsolidation of subsidiary	—	(2,873)
Proceeds from sale of property, plant and equipment	36,671	4,388
Investment in long-term deposits	(289)	(183)
Proceeds from sale of long-term deposits	251	82
Investment in short-term deposits and available-for-sale marketable securities	(2,314)	(10,361)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	17,294	30,363
Net cash used in investing activities	(106,789)	(592,870)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	48
Issuance of shares	184,840	—
Repayment of long-term loans	(243,324)	(775)
Proceeds from long-term loans	350,000	342,528
Repayment of Series A Notes	(55,532)	(55,532)
Dividends paid	(62,578)	(75,305)
Change in short-term bank credit and loans, net	(718)	242,652
Net cash provided by financing activities	172,688	453,616
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,581	52,405
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$208,479	$156,074
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$221,060	$208,479

* Dividend received from affiliated companies and partnerships	$10,300	$15,707

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,617.2	35.9	$1,470.1	39.9	$438.4	33.2	$436.7	40.5
C4ISR systems	1,161.5	25.8	1,130.1	30.7	356.9	27.0	275.0	25.5
Land systems	1,228.3	27.2	649.1	17.6	367.7	27.8	239.4	22.2
Electro-optic systems	374.4	8.3	333.9	9.1	124.7	9.4	102.4	9.5
Other (mainly non-defense engineering and production services)	127.0	2.8	100.5	2.7	33.8	2.6	24.3	2.3
Total	$4,508.4	100.0	$3,683.7	100.0	$1,321.5	100.0	$1,077.8	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$1,064.8	23.6	$740.2	20.1	$324.6	24.6	$227.5	21.1
North America	1,260.5	28.0	979.2	26.6	351.8	26.6	287.8	26.7
Europe	853.7	18.9	737.1	20.0	270.4	20.5	249.8	23.2
Asia-Pacific	1,029.6	22.8	791.8	21.5	297.7	22.5	203.5	18.9
Latin America	158.0	3.5	192.4	5.2	36.0	2.7	41.0	3.8
Other countries	141.8	3.2	243.0	6.6	41.0	3.1	68.2	6.3
Total	$4,508.4	100.0	$3,683.7	100.0	$1,321.5	100.0	$1,077.8	100.0